_____________________

                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     _____________________
                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                       (AMENDMENT NO. 2)*

              KINDER MORGAN ENERGY PARTNERS, L.P.
                        (Name of Issuer)
                     _____________________

                          Common Units
                 (Title of Class of Securities)
                      ____________________

                          494550-10-6
                         (CUSIP Number)

                    Kinder Morgan G.P., Inc.
                   1301 McKinney, Suite 3400
                     Houston, Texas   77010
                  Attn: Mr. Joseph Listengart
                         (713) 844-9500

              (Name, Address and Telephone Number
            of Person Authorized to Receive Notices
                      and Communications)

                        with a copy to:
                       Mr. David L. Ronn
                 Bracewell & Patterson, L.L.P.
                   South Tower Pennzoil Place
                711 Louisiana Street, Suite 2900
                  Houston, Texas   77002-2781
                          713-221-1352
                    ________________________

                         March 6, 1998
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition that is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:
[ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

* Final Amendment

                            SCHEDULE 13D
                       CUSIP NO.: 494550-10-6
-----------------------------------------------------------------------
1       Name of Reporting Person; S.S. or IRS Identification
        Number

        Kinder Morgan G.P., Inc.
-----------------------------------------------------------------------
2       Check the Appropriate Box If A Member of a Group
        (a) [   ]
        (b) [   ]
-----------------------------------------------------------------------
3       SEC Use Only
-----------------------------------------------------------------------
4       Source of Funds
        00
-----------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

        [   ]
-----------------------------------------------------------------------
6       Citizenship or Place of Organization

        Delaware
-----------------------------------------------------------------------
7       Sole Voting Power

        862,000 Common Units
-----------------------------------------------------------------------
8       Shared Voting Power

        0
-----------------------------------------------------------------------
9       Sole Dispositive Power

        862,000 Common Units
-----------------------------------------------------------------------
10      Shared Dispositive Power

        0
-----------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting
        Person

        862,000 Common Units
-----------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares

        [   ]
-----------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        1.5%
-----------------------------------------------------------------------
14      Type of Reporting Person

        CO
------------------------------------------------------------------------

                       AMENDMENT NO. 2 TO
                    STATEMENT ON SCHEDULE 13D

Preliminary Statement:

     This Amendment No. 2 amends and supplements Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Kinder Morgan G.P., Inc., a Delaware corporation (the "Reporting Person"), on February 14, 1997 ("Amendment No. 1"), relating to the common units of limited partnership interest (the "Common Units") of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership ("Issuer"). The principal terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1.

     Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1. This Amendment No. 2 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 1.  Security and Issuer.

     Item 1 is hereby amended and supplemented by replacing the current paragraph with the following:

          This Statement on Schedule 13D relates to the Common Units of Limited Partnership Interest ("Common Units") of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 1301 McKinney, Suite 3400, Houston, Texas 77010.

Item 2.  Identity and Background.

     Item 2 is hereby amended and supplemented by replacing the current paragraphs with the following:

          This Statement is filed by Kinder Morgan G.P., Inc., a Delaware corporation (the "Reporting Person") and a wholly-owned subsidiary of Kinder Morgan (Delaware), Inc., a Delaware corporation and formerly Kinder Morgan, Inc. ("KM-Delaware"). The Reporting Person is the sole general partner of the Issuer. KM-Delaware will file a separate Amendment No. 2 to its Statement on Schedule 13D indicating that it has ceased being the beneficial owner of five percent (5%) of such Common Units as of March 6, 1998.

          The address of the principal business office of the Reporting Person is 1301 McKinney, Suite 3400,
     Houston, Texas 77010.

          Information relating to the directors and executive officers of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

          None of the Reporting Person or, to the
     undersigned's knowledge, any person listed on Appendix A hereto, has been during the last five years
     (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     No change.

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended and supplemented by replacing the current paragraphs with the following:

          The Reporting Person holds Common Units as reported herein for the purposes of investment. The Reporting Person has no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under
     Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and supplemented by replacing the current paragraphs with the following:

          (a) As set forth herein, the Reporting Person owns 862,000 Common Units, which represent approximately 1.5% of the outstanding Common Units, based upon (i) the number of Common Units outstanding as of November 8, 1999, as reported on the Issuer's
     Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 and (ii) the additional
     9,810,000 Common Units issued as part of a private transaction recently completed by the Issuer. The directors and executive officers of the Reporting
     Person disclaim any beneficial ownership of the Common
     Units owned by KMGP.

          (b) The Reporting Person has sole voting and sole dispositive power over the 862,000 Common Units that it owns. Neither the sole stockholder, the directors, nor the executive officers of the Reporting Person individually has the power to vote or direct the vote of, or dispose of direct the disposition of, Common Units owned by the Reporting Person, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by the Reporting Person.

          (c) The Reporting Person has not effected any transactions in the past 60 days involving Common Units.

          (d) No other person has the power to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to Common Units owned by the Reporting Person.

          (e)  On March 6, 1998,  Kinder Morgan Operating
     L.P. "D" ("OLP-D"), a limited partnership wholly-owned by the Issuer, acquired 99% of SFPP, L.P., the operating partnership of Santa Fe Pacific Pipeline
     Partners, L.P. ("Santa Fe"). SFPP, L.P. owned substantially all of Santa Fe's assets and conducted all of its business activities. The Issuer acquired the interest of Santa Fe's common unit holders in SFPP, L.P. in exchange for 26.6 million newly-issued
     Common Units (the "Santa Fe Transaction").

          The additional issuance of Common Units as part of the Santa Fe Transaction resulted in a dilution of the Reporting Person's ownership interest in the Issuer. Consequently, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Units on March 6, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

Item 7.  Material to be Filed as Exhibits.

     None

                           SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete, and correct.


Date: January 31, 2000.       Kinder Morgan G.P., Inc.



                              By:/S/ WILLIAM V. MORGAN
                                 -------------------------------
                                William V. Morgan
                                Vice Chairman and President

                           APPENDIX A

       INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
             OFFICERS OF KINDER MORGAN, G.P., INC..

      Directors and Executive Officers of the Reporting Person. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the Reporting Person .
The principal address of the Reporting Person and, unless otherwise indicated below, the current business address for each individual listed below is 1301 McKinney, Suite 3400, Houston, Texas 77010. Unless otherwise indicated, each such person is a citizen of the United States.


      Name          Present Principal Occupation and Position

Richard D. Kinder   Mr. Kinder is Director, Chairman and Chief
                    Executive Officer of the Reporting Person.
                    Mr. Kinder's present principal occupation is as the foregoing and as Director, Chairman and Chief Executive Officer of
                    Kinder Morgan, Inc., a Kansas corporation, which is the ultimate parent and indirect stockholder of the Reporting Person
                    ("KMI").


William V. Morgan   Mr. Morgan is Director, Vice Chairman and
                    President of the Reporting Person.  Mr.
                    Morgan's present principal occupation is as the foregoing and as Director, Vice
                    Chairman and President of KMI.


Gary Hultquist      Mr. Hultquist is Director of the Reporting
3450 West Warren    Person.  Mr. Hultquist is the Managing
Avenue              Director of Hultquist Capital, LLC, an
Fremont,            investment and consulting firm based in San
California 94538    Francisco, California.  Mr. Hultquist has
                    held that position with Hultquist Capital, LLC and its predecessor since 1988. Prior thereto, Mr. Hultquist served in management and as a partner at two San Francisco area law firms where he specialized in intellectual property and business litigation.

Edward O. Gaylord   Mr. Gaylord is Director of the Reporting
5851 San Felipe,    Person.  Mr. Gaylord is the Chairman of the
Suite 900           Board of Directors of Jacintoport Terminal
Houston, Texas      Company, a liquid bulk storage terminal on
77057               the Houston, Texas ship channel.  Mr.
                    Gaylord also serves as Chairman of the
                    Board for EOTT Energy Corporation, an oil trading and transportation company also located in Houston, Texas. Mr. Gaylord is also a Director of Seneca Foods Corporation and Imperial Sugar Company.

William V. Allison  Mr. Allison is Vice President of the
                    Reporting Person. Mr. Allison's present principal occupation is as the foregoing and as Vice President of KMI.

C. Park Shaper      Mr. Shaper is Vice President, Chief
                    Financial Officer and Treasurer of the
                    Reporting Person.  Mr. Shaper's present
                    principal occupation is as the foregoing and as Vice President and Chief Financial
                    Officer of KMI.

Thomas A. Bannigan  Mr. Bannigan's present principal occupation is as Vice President of the Reporting
                    Person.

David G.            Mr. Dehaemers is Treasurer of the Reporting
Dehaemers, Jr.      Person.  Mr. Dehaemers' present principal
                    occupation is as the foregoing and as Vice
                    President-Corporate Development of KMI.

Joseph Listengart   Mr. Listengart is Vice President, General
                    Counsel and Secretary of the Reporting
                    Person. Mr. Listengart's present principal occupation is as the foregoing and as Vice
                    President, General Counsel and Secretary of
                    KMI.

Michael C. Morgan   Mr. Morgan is Vice President of the
                    Reporting Person.  Mr. Morgan's present
                    principal occupation is as the foregoing and as Vice President - Strategy and
                    Investor Relations, Assistant, Secretary and Assistant Treasurer of KMI.

Thomas B. Stanley   Mr. Stanley's present principal occupation
                    is as Vice President-Bulk Terminals of the Reporting Person.

James E. Street     Mr. Street is Vice President-Human
                    Resources and Administration of the
                    Reporting Person.  Mr. Street's present
                    principal occupation is as the foregoing and as Vice President-Human Resources and Administration of KMI.